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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                September 2, 2003

                              --------------------

                        Commission File Number: 001-10579

                              --------------------

                       TELECOMMUNICATIONS COMPANY OF CHILE
                 (Translation of registrant's name into English)

                              --------------------

                      Avenida Providencia No. 111, Piso 22
                          Providencia, Santiago, Chile
                    (Address of principal executive offices)

                              --------------------


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X     Form 40-F
                                      ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes             No  X
                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes             No  X
                                 ---            ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

 If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):     N/A


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



                    Telecommunications Company of Chile, S.A.

                                TABLE OF CONTENTS

Item
----

1. Press Release dated September 2, 2003 regarding the publication of Telefonica CTC Chile's Code of Ethics.

                                                                         Item 1.

                                                                          [LOGO]

News Release
I. FOR IMMEDIATE RELEASE For more Information Contact:

Sofia Chellew - Veronica Gaete
M.Jose Rodriguez - Florencia Acosta             Kevin Kirkeby - Mariana Crespo
Telefonica CTC Chile                            The Global Consulting Group
Tel.: 562-691-3867                              Tel:646-2849416
Fax: 562-691-2392                                E-mail:
E-mail:                                         k.kirkeby@hfgcg.com
SCHELLE@CTC.CL - vgaete@ctc.cl                  m.crespo@hfgcg.com
mjrodri@ctc.cl - macosta@ctc.cl



      TELEFONICA CTC CHILE ANNOUNCES THE PUBLICATION OF ITS CODE OF ETHICS

(Santiago, Chile - 2 de septiembre, 2003) Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica CTC Chile" o la "Compania") announces the publication of its code of business ethics which includes business principles and ethics that must be upheld in the decisions and actions of all those who work at Telefonica CTC Chile. These are guided by the commitment of the Company with its employees, shareholders, clients, providers and with the community in general.

The published rule forms part of the reinforcement in the internal controls of the Company as a publicly listed corporation in the international markets and in compliance with the Sarbanes-Oxley Act, 2002.

The text with this code of ethics is available in the Company's investor relations website: HTTP://WWW.CTC.CL/INVESTORS/INFORMACION/INDEX.HTML



Compania de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control.

                                     #######

[LOGO]



                              BUSINESS ETHICS CODE



OBJECTIVE:

To establish a Business Ethics Code that declares the ethical values that must guide the actions and behavior of the employees of Telefonica CTC Chile and its subsidiaries, both internally and externally.

APPLICABLE TO:

Employees of Telefonica CTC Chile and its subsidiaries

VALUES AND PRINCIPLES OF TELEFONICA CTC CHILE

We are Telefonica CTC Chile, a publicly held stock corporation that is part of the Telefonica Group. We are fully committed with the advancement of our country and the integral development of its telecommunications industry. We aim to be a company admired for the excellence of its services and the transparency of its actions. In this effort we must act in accordance with our principles and ethical values regarding our customers, vendors, employees, stockholders, the government and its regulatory agencies, and the community in general.

Our Costumers are the reason of our existence. We must direct all our efforts to them. Customer satisfaction should be the measure of our own satisfaction. We must be sure to understand, attend and fulfill all their needs by offering them products and services of the highest quality in relation to their price. We will never try to take undue advantage of our customers solely to make temporary profit. We will always sell our products and services honestly and fairly, relying solely on the product's attributes. We must give preference to a long term relationship with our customers based on fairness and mutual gain. If our customers should have complains or requests ,we will make our best effort to attend to their concerns in a efficient and timely manner that will demonstrate, by our attitudes and acts, our ongoing commitment to service.

Our Vendors must feel that we appreciate their contribution to the commitment we have acquired with our customers and the performance of the Company. We intend to form mutually satisfactory long-term relationships that will allow the Company to stay current and competitive in the marketplace. Our commitment to them is to maintain fair and rigorously impartial relationships, without discrimination or exclusions. The reason for selecting one vendor over another must be only merit-based. In the same way we expect our vendors' collaboration, commitment and comprehension for the needs and decisions of the Company, we must put all our effort in fulfilling our commitment to our vendors.

Our Employees are the foundation of our actions. We fully respect their privacy and dignity. Our commitment is to offer them a comfortable work environment, in which they can develop their personal and professional potential. We intend to provide them with broad opportunities for training and participation in personal development and improvement programs, particularly in the use of new technologies. We will spare no effort in providing a safe working environment that is protective of their health, security and personal integrity.

Our personnel policies are based on principles of equal employment opportunities and the outmost respect for employee associations. There will be no form of discrimination in employment practices, so our employees can enjoy equal employment opportunities and treatment, regardless of ethnic origin, political beliefs, sex, age, handicap or religion. We fully respect the employee's rights to form and join unions or associations, provided solely that they adhere to the law and abide by the bylaws. In the absence of a union, the Company will remain absolutely neutral to the preferences taken by the employees, whether they decide to form and then join unions or to stay as is. We unreservedly acknowledge the right of every employee to decide whether their employment contracts will be negotiated collectively or individually.

We expect a lot from our employees. For sure, the highest standards of technical excellency and professional behavior. We expect them to put the success of the Company over partial or personal interests and to be accountable for their decisions and actions. We also expect an unquestionable ethical behavior both in their professional and personal life. We consider responsibility, honesty, proactiveness, diligence, professionalism, objectivity and respect towards others, values that should guide all of our actions.

We must all put special attention to situations which present conflicts of interest with either customers or vendors. That is how we preserve fairness in our relations and the legality of our decisions. Any information, resources or influences that are available to us as a result of our position can never be used directly or indirectly for the benefit of ourselves or third parties in violation of laws or to the detriment of the interests of the Company.

We also expect from our employees their commitment to the Company, the unrestricted defense of the Company's interests and patrimonial integrity, the efficient use of its goods and resources for the Company only, with a view towards savings, physical preservation and rational utilization. We consider it primordial to uphold all laws and regulations that apply to us, as well as the rigorous handling of confidential information available on the Company, which must be kept with special zeal, especially the ones regarding our employees, customers and vendors.

The correct use of privileged information deserves special mention. It should never be used for personal gain nor to induce third parties to trade securities, which price might be influenced by this information. Persons with access to privileged information, must not perform any type of transaction that uses that information nor disclose it, communicate it, nor recommend or advice third parties to acquire or sell securities based on that information.

Finally we expect our employees to contribute with their attitudes and behavior to create an environment of trust and respect in which rules of healthy coexistence are observed and conducts that could be interpreted as contempt or disrespect towards other co-workers are avoided. This does no imply tolerance of inappropriate conducts of others. Ethical behavior is a shared responsibility and violations or deviations from this principles and values affect us all without distinction. We must al become custodians of the ethical patrimony of the Company.

Our commitment to the shareholders. We are the trustees of our shareholders. They expect our decisions and actions to be aligned with the creation of value, and we owe the utmost transparency. We will also try to provide profitability in line with market conditions, with a sound, forward-looking business model.

Our commitment to the goverment and its regulatory agencies is to uphold the governing laws and regulation aplicable to the Company and to contribute in maintaining a modern and competitive Telecomunications insdustry.

Our Company is commited to the development of Chile and the well-being of its people, in its own area of action. In particular, the Company will conduct its operations and will provide its services respecting all current legislation and adopting measures to protect the environment. It will also maintain shareholders, regulators and the public at large fully and promptly informed of all matters inherent to it, and it will encourage the development of the telecommunications industry in the country through the services it provides.

CODE OF ETHICS

SECTION 1 -EMPLOYEES

1.1      General Principles

         o We must maintain an unquestionable ethical behavior In the course of both our profesional and private lives.

         o The normal tasks of our work must be performed with loyalty towards the Company, in defense of its interests, image and patrimonial integrity, upholding the governing laws and regulations and providing reliable information.

         o We must fulfill our obligations and responsabilities with, honesty, proactivity, diligence, professionalism, objectivity and with respect towards others.

         o We must make every customer the subject of our daily work, making his satisfaction our own.

         o We are commited to attain excellence in the quality of the service we provide as a result of our collective efforts.

         o We must fully accept the demads of being leaders of our work teams and us such accept the personal responsabilities that this involves.

         o We must not directly or indirectly use, for our own benefit, the resources or influences that are available to us as a result of our position in the Company.

         o The decisions made on the job must be always based on an analysis of the circumstances and of the possible consequences for the Company. We must always ensure, above all, the success of the Company over partial or personal interests and be accountable for our decisions.

1.2      Labor Relationships

         o There will be no form of discrimination in employment practices so all our employees can enjoy equal employment opportunities, regardless of ethnic origin, political beliefs, sex, age, handicap or religion.

         o All employees with the exceptions indicated by law, have the right to form or join unions and employee associations, with the sole restriction that they abide by the law and by their particular bylaws.

         o In the absence of an union the Company will remain neutral and will not prevent the organization of employees. Nor shall it discriminate in favor or against the affiliation of employees to such associations.

         o The Company acknowledges the right of every employee to decide whether their contracts will be negotiated collectively or individually.

1.3      Work environment and conditions

         o The Company is intent on providing a safe working environment to its employees, free of health and security hazards. It shall furnish, when necessary, appropriate safety clothing and equipment for the purpose of preventing accidents or damage to an employee's health.

         o In their treatment of employees, executives will always maintain an attitude that promotes a constructive work environment, including habitual rules on social coexistence. They shall avoid conduct that implies disrespect or contempt towards other employees.

         o The privacy and dignity of employees must be highly respected and the rule must be to keep only personal information needed for the correct operation of the Company.

1.4      Use of goods and Information.

         o The goods, facilities and financial resources of the Company will be utilized only to fulfill its mission, at all times under standards of efficiency, reasonableness and savings.

         o All information acquired in the ordinary course of business will always be "For Internal Use Only," so it must be guarded with particular zeal. It is forbidden to comment on it or give it to unauthorized third parties. This information should never be used for personal or third-party gain contrary to governing laws or to the detriment of the interests of the Company, its customers or its vendors.


SECTION 2 - CUSTOMERS AND VENDORS

2.1      Customer relationships

         o Our customer's needs must be understood, attended to and satisfied by offering them quality products and services in a competitive terms. Requests and complains should be resolved in a timely and efficient way.

         o Our products and services must be sold honestly and fairly, relying solely on the product's attributes. No deceit shall be used for profit's sake.

         o The exchange of customer information will be permitted only when there is reasonable knowledge that the information is being received and used according to law.

2.2      Vendor relationships

         o All equipment, supplies, services and the like must be purchased according to merit. Vendors, suppliers and subcontractors must receive fair and equitable treatment without discrimination.

         o Its indispensable that all financial settlements, reports, controls and billings accurately reflect the transactions with our vendors and the fulfillment of their commitments with the Company.


2.3      Conflicts of interest

         o In their treatment of vendors, customers or other persons with whom the Company has business relations, when conflicts of interest exist, employees must declare them in an opportune and transparent fashion, so the appropriate decision can be made according to the respective regulation.

         o For this purpose, conflict of interest will be understood as "any incompatibility arising in an act or negotiation between the Company and a related person when there are business, family or emotional relations between the related person and the person who is evaluating, performing or deciding on such act and/or participating in the administration, supervision or control of the processes derived from the same, and such relations make it presumable that there is lack of independence or partiality, all of which augments the likelihood that the related person and/or employees of the corporation participating in any of such acts will benefit directly or indirectly and unduly and indistinctly." GPNP No. 601 on this matter shall be followed in all these aspects.

         o The general principles of behavior, of the persons that have conflicts of interest must consider:

               - Independence: They should act at all times with loyalty to the Telefonica CTC Chile Group and its shareholders, with independence of interests of third parties or themselves.

               - Abstention: They should abstain from influencing or intervening decision making that might affect the persons or entities with which there are conflicts.

               - Confidentiality: The persons in a conflict of interest situation will abstain from access to information classified as confidential that affects such conflict.

SECTION 3 - THE ENVIRONMENT AND THE COMMUNITY

         o The Company is committed to the preservation of the environment. Consequently, every employee is committed to perform their daily work and provide services taking actions to minimize, within reasonable means, the impact to the environment and to comply with governing environmental laws.

         o The Company will maintain shareholders, regulators and the general public fully informed, in a timely manner, of all matters inherent to it.

SECTION 4 - FINANCIAL ASPECTS AND SECURITIES MARKETS

4.1      Privileged Information

         o Privileged information available must not be used for personal gain, disclosed to third parties nor used to induce third parties to trade securities which price might be influenced by this privileged information. Persons with access to any type of privileged information must not, perform and must refrain from directly or indirectly taking part in the following activities:

              - Preparing or performing any type of operation in regard to securities affected by the privileged information.

              - Disclosing or communicating said information to third parties, except in the ordinary course of their work, position or profession.

              - Recommending or advising third parties to acquire or transfer securities or financial instruments or to acquire or transfer them based on such information.

         o Moreover, executives that have access to such information, especially the Chief Executive Officer and the Chief Financial Officer, are forbidden to perform and must abstain from performing personal financial transactions in regard to such securities in the following periods:

              - On the closing month of the quarter through the date of disclosure of the Financial Statements to the regulatory agencies and to the financial market.

              - 30 days prior to the emission of any new affected securities.

         o Notwithstanding the aforementioned, affected persons may, on an exceptional basis, request authorization from the Ethics Committee to perform transactions in these periods provided they comply with governing law in this regard.

         o Bearer securities issued by Telefonica CTC Chile or its Subsidiaries, financial instruments and contracts of any type granting the right to purchase such securities and those underlying them, whether securities or instruments issued by Telefonica CTC Chile or its Subsidiaries, shall be considered affected securities.

4.2      Incompatibility

         o In the interest of preserving the independence of opinion, the Chief Executive Officer and the corporate managers can't have worked for the registered independent public accounting firm retained to audit the financial statements for a period of at least one year prior to the beginning of the audit.

4.3      Communications and Certifications

         o During the study or negotiation phase of any judicial proceeding or financial transaction that might appreciably influence the price of the affected securities or instruments, the involved executives must:

              - keep a documentary record of each confidential transaction that contains the names of the persons participating in the transaction.

              - explicitly warn the persons involved in the confidential transaction that the information is confidential, that they have the duty of keeping it confidential and are forbidden to use it, and that they must restrict the disclosure of this information strictly to individuals, in and outside of the organization, who need to know it and they must adopt the security measures necessary for the custody, filing, access to, reproduction and distribution of the information.

              -     Communicate this fact to the Ethic Committee.

         o Investors, the markets, governmental entities or other authorized institutions and the general public will be provided with truthful,, clear, fair, exact, complete, comprehensible and timely information while upholding the applicable laws, rules and regulations.

         o The Chief Executive Officer and the Chief Financial Officer will certify that for every annual report on the financial statements that: (i) they have read the report, that is truthful, that it reflects the state of the Company and that it does not contain omissions of material facts, to the knowledge of the signatory,
              (ii) that they are responsible for establishing and maintaining internal controls, which ensure the disclosure of accounting information, they have also evaluated the effectiveness of these controls within the 90 days prior to the report and that the finding are present in said report of the financial statements,
              (iii) that they have disclosed to the registered independent public accounting firm performing the audit and to the Audit Committee all significant deficiencies in the design or operation of the internal controls that might affect the ability to file, process, summarize and report financial data; any fraud, material or not, that involves executives or employees that would affect internal controls; and that any significant changes in the internal controls have been disclosed in the report. The same rules apply to the subsidiaries of Telefonica CTC Chile for equivalent positions.

SECTION 5 - THE RESPONSIBILITY OF EMPLOYEES

         o All employees of Telefonica CTC Chile and it subsidiaries have the obligation to abide by this Code of Business Ethics code, the policies that regulate it, governing regulations and the Internal Regulations.

         o Any breach of this Code shall, if pertinent, be considered a labor violation. The foregoing shall be without prejudice to any potential infringement of the law and civil or criminal liability enforceable in each case.

         o Employees must not be tolerant of improper behavior in others. Therefore, all employees have the obligation to advise their superiors, the Corporate Audit Division or any of the members of the Ethics Committee of any real or presumed violations of this Code.

         o The company encourages its employees to make these denouncements responsibly and forbids any internal administrative retaliation against those employees.

SECTION 6 - THE OPERATION OF THE ETHICS COMMITTEE

         o The Ethics Committee will be composed of the Chief Executive Officer, the Chief Financial Officer, the Human Resources Manager, the Planning and Control Manager, the Audit Manager and the Senior Counsel.

         o Any employee may, through any of the members of the Ethics Committee, present information regarding a breach of this Code in person or by letter. All such communications will be treated with confidentiality and reserve.

         o The respective Managers and executives shall, in coordination with the Corporation's Ethics Committee, apply the respective sanctions to the employees who do not abide by these provisions or the procedures related to the same.

SECTION 7 - EFFECTIVE DATE

         o This document will take effect upon publication on the Company website, which should be within thirty days after approval by the Board of Directors. Thereafter, it is presumed to be known by all employees of Telefonica CTC Chile and its subsidiaries.

                                TABLE OF CONTENTS


   VALUES AND PRINCIPLES OF TELEFONICA CTC CHILE..................................................................1

   SECTION 1 - OF THE EMPLOYEES...................................................................................3

        1.1    GENERIC PRINCIPLES.................................................................................3

        1.2    LABOR RELATIONSHIPS................................................................................3

        1.3    WORK ENVIRONMENT...................................................................................4

        1.4    USE OF GOODS AND INFORMATION.......................................................................4

   SECTION 2 -OF THE CUSTOMERS AND VENDORS........................................................................4

        2.1    CLIENT RELATIONSHIPS...............................................................................4

        2.2    VENDOR RELATIONSHIPS...............................................................................4

        2.3    CONFLICTS OF INTEREST..............................................................................4

   SECTION 3 - OF THE ENVIRONMENT AND THE COMMUNITY...............................................................5

   SECCION 4 - OF THE FINANCIAL ASPECTS AND SECURITY MARKETS......................................................5

        4.1    PRIVILEGED INFORMATION.............................................................................5

        4.2    INCOMPATIBILITY....................................................................................6

        4.3    COMMUNICATIONS AND CERTIFICATIONS..................................................................6

   SECTION 5 - OF THE RESPONSIBILITY OF EMPLOYEES.................................................................7

   SECTION 6 - OF THE OPERATION OF THE ETHICS COMMITTEE...........................................................7

   SECTION 7 - EFFECTIVE DATE.....................................................................................7

   TABLE OF CONTENTS..............................................................................................8

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


Date:   September 2, 2003


                                        TELECOMMUNICATIONS COMPANY OF CHILE

                                        By /s/   Julio Covarrubias F.
                                           ---------------------------------
                                           Name:    Julio Covarrubias F.
                                           Title:   Chief Financial Officer